EXHIBIT 1

David E. Rosewater 212.756.2208	Writer's E-mail Address David.Rosewater@srz.com

April 24, 2013

Via Electronic Mail and FedEx

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, D.C. 20004
Att: Joseph E. Gilligan

Re: Nomination of Directors to the Board of VIVUS, Inc.

Dear Mr. Gilligan:

I am writing in response to your letter dated April 19, 2013 with respect to the request by the Nominating and Governance Committee (the "Committee") of the board of directors (the "Board") of VIVUS, Inc. (the "Company") that the candidates nominated by an affiliate of our client, First Manhattan Co. ("FMC"), for election to the Board at the Company's 2013 annual meeting of stockholders (the "Annual Meeting") submit to interviews by the Committee.

As I have previously indicated, FMC is willing to make its nominees available for interview by the Committee, but only if such interview process is undertaken in good faith and not as part of a plan to delay the Annual Meeting. Your letter indicated that the Board refuses to publicly and firmly commit to a specified date for the Annual Meeting not later than June 30, 2013. FMC had requested a public declaration by the Company for the benefit of all shareholders, not an agreement with a specific shareholder. For the past sixteen years VIVUS held every annual meeting by this date. In 2013, when it is in the Company's best interest to resolve the current uncertainty and hold a timely shareholder meeting more than ever before, they for the first time choose to delay the annual meeting. The Nominating Committee's refusal to commit to a near term date for completion of the interview process further heightens our concern that the Board is not acting with the urgency that the current circumstances demand.

These refusals force us to conclude that the "interview process" is really part of a plan by the Company to delay the Annual Meeting, and FMC will not have its nominees participate in such a process.

Very truly yours,

s/ David E. Rosewater
David E. Rosewater

cc:	Linda M. Dairiki Shortliffe, M.D.
Chair, Nominating and Governance Committee of VIVUS, Inc.
John L. Slebir, Esq.
Vice President, Business Development and General Counsel of VIVUS, Inc.
Michael James Astrue
Jon C. Biro
Samuel F. Colin
Johannes J.P. Kastelein
David York Norton
Herman Rosenman
Rolf Bass
Melvin L. Keating